Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following presentation by Freescale Semiconductor, Ltd. (the “Company”) was distributed to certain customers on March 16, 2015.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP Semiconductors N.V. (“NXP”) pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of NXP. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding NXP’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2

Freescale, the Freescale logo, AltiVec, C-5, CodeTEST, CodeWarrior, ColdFire, ColdFire+, C-Ware, the Energy Efficient Solutions logo, Kinetis, mobileGT, PEG, PowerQUICC, Processor Expert, QorIQ, Qorivva, SafeAssure, the SafeAssure logo, StarCore, Symphony and VortiQa are trademarks of Freescale Semiconductor, Inc., Reg. U.S. Pat. & Tm. Off. Airfast, BeeKit, BeeStack, CoreNet, Flexis, Layerscape, MagniV, MXC, Platform in a Package, QorIQ Qonverge, QUICC Engine, Ready Play, SMARTMOS, Tower, TurboLink, UMEMS, Vybrid and Xtrinsic are trademarks of Freescale Semiconductor, Inc..

Freescale & NXP Merger
Customer Presentation
M A R C H 2 0 1 5
External Use
ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other product or service names are the property of their respective owners. © Freescale  Semiconductor, Inc.

External Use

Cautionary Statement Regarding Forward Looking
Statements
This document includes "forward-looking statements" within the meaning of the securities laws.  The words "may," "could," "should," "estimate," "project,"
"forecast," intend," "expect," "anticipate," "believe," "target," "plan," "providing guidance" and similar expressions are intended to identify information that is not historical in nature.
This document contains forward-looking statements relating to the proposed transaction between NXP Semiconductors N.V. (“NXP”) and Freescale
Semiconductor, Ltd. (“Freescale”) pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  You should not place undue reliance on such statements.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of Freescale and NXP may not be obtained; (2) there may be a material adverse change of
Freescale or the business of Freescale may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in Freescale's and NXP’s reports filed with the Securities and Exchange Commission ("SEC"), including Freescale's Annual Report on Form 10-K for the year ended December 31, 2014 which is available on the SEC's Website (www.sec.gov).  There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.
Neither Freescale nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

External Use

Additional Information / Participants in the Merger
Solicitation
Additional Information and Where to Find It
In connection with the proposed strategic combination, NXP plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of
Freescale and a prospectus of NXP.  Freescale will mail the prospectus/proxy statement to its shareholders.  INVESTORS ARE URGED TO READ THE
PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about Freescale and NXP, free of charge, from the SEC's Website
(www.sec.gov).  Investors may also obtain Freescale's SEC filings in connection with the transaction, free of charge, from Freescale's Web site
(www.investors.freescale.com) under the link "Investors Relations" and then under the tab “SEC Filings," or by directing a request to Freescale Semiconductor,
Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary.  Investors may also obtain NXP's SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.
Participants in the Merger Solicitation
The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding the Company's directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015.  Information regarding NXP's directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015.  These documents can be obtained free of charge from the sources indicated above.
Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of
1933, as amended.

External Use

Compelling Value Proposition
World Leader in Automotive semiconductors
Strengthen Position in High Growth Focus Markets
Leveraging Operational Excellence & Cost Synergies
Strong Cash Generation
3x Net Debt/TTM adj. EBITDA at close; reducing to 2x
within 6 quarters
World-Class Team Globally
Customer-Focused Passion to WIN
Will drive Significant Additional Shareholder Value
Net Debt = Total Debt minus Total Cash
TTM adj. EBITDA = Trailing Twelve Month adjusted Earnings Before Interest, Taxes, Depreciation & Amortization,
a source of cash for interest payments on debt
+

External Use

Debt ratio from the merger expected to move below 2x
Net Debt/EBITDA within 6 quarters of closing
Net Debt = Total Debt minus Total Cash
TTM adj. EBITDA = Trailing Twelve Month adjusted Earnings Before Interest, Taxes, Depreciation & Amortization,
a source of cash for interest payments on debt
0.0
1.0
2.0
3.0
4.0
5.0
6.0
FSL Q2'12 FSL Q4'14 Projected NXP + FSL
ratio at merger closing
Projected ratio within 6
qtrs of closing

External Use

Freescale has significantly reduced debt and interest
expense
• Q1 Debt Redemption
$250M of unsecured debt redeemed in February
Annualized interest expense reduced to ~$300 million per year
• Continuing our Deleveraging Story
$450M of debt redeemed over the past 5 months
Reduced annualized interest expense by ~40% since 2013
Net Debt / Annual Interest
($ in millions)
Maturity Profile
*/***
$297**
* Pro forma after giving effect to the $250M Q1 2015 debt redemption
** Annualized net interest expense after giving effect to the 2014 redemption and refinancing transactions and the Q1 2015 debt redemption
*** Term loans maturing in 2020 and 2021 require quarterly principal payments in aggregate annual amounts of $35 million
Credit revolver matures in 2019; currently undrawn
Net Debt Net Interest Expense
$3,095
$960
$1,290
2015 2016 2017 2018 2019 2020 2021 2022
$8,816
$6,575
$5,765
1Q07 1Q11 4Q13 4Q14
$4,917*
$784
$563
2007 2011 2013 2014
$483
($M)

External Use

Strong Combined Team
A Great Environment for Our Team
•
Almost 45,000
employees in >25
countries
•
Well over 12,000
engineers
•
Over 9,800
patent families
•
Doubling our R&D strength
•
Access to broader product & IP portfolio
•
Access to a broader customer base
•
Access to more advanced process
technology

External Use

Establishes the New #1 Auto Semiconductor Vendor
Global Auto Semiconductor
TAM, 2013 $26B
(1)
Based On
1. IHS
2. NXP Corporate Market Intelligence estimates for 2014
•
#1 Auto Semi Supplier
1,2
– Doubles Addressable Market
– Broad Portfolio, Complementary Products
•
Leadership Positions
1,2
– Car Entertainment
– Keyless Entry & Access
– In-Vehicle Networking
– Chassis & Safety
– Powertrain
•
Synergistic Future Growth Opportunities
– Infotainment (Audio and Apps Proc.)
– Securing the Car
– ADAS (Radar, Vision, Secure V2X)
•
Highly Valued Supplier to All Major OEMs
NXP +
13%
#2
11%
#3
9%
#4
7%
#5
6%
#6
5%
#7
3%
#8
3%
#9
3%
Others
40%

External Use

Creates the Leader in Broad-based MCU
(2)
•
#1 in Broad-based MCU(2)
– Leader in fast growing 32-bit ARM MCU (2)
– Broad-based, general purpose MCU portfolio
– Ability to pull-through Analog with MCU platform
– Outstanding customer access in key growth
verticals
•
Synergistic Future Growth Opportunities
•
Ideally Positioned to deliver IoT Solutions
– Security
– MCU
– Software
– Connectivity
– Building on extensive customer base
Based On
1. IHS, MCU Market excluding Automotive
2. NXP Corporate Market Intelligence estimates for 2014, excludes Automotive MCU products
MCU Semiconductor TAM
2013 $11B
(1)
Gained
Share 2014
(2)
#1
15%
NXP+
14%
#3
10%
#4
9%
#5
8%
#6
8%
#7
6%
#8
3%
#9
3%
Others
24%

Outstanding Strategic Fit – Secure Connections
for a Smarter World
•
Combined company will
– Be the leader in automotive semiconductors
– Leverage NXP security leadership plus Freescale
broad MCU
– Influence evolution of Secure Car & ADAS
solutions
– Capture emerging growth in the Smarter World
•
Broad, diverse customer base
– Complementary market reach across US, EU,
China
– Ability to effectively cross-sell total solutions
– Strong and broad product portfolio for emerging
IoT market
•
Reinforces the NXP Value Proposition
– Grow >1.5x faster than the market
Connected
Car
Security
Portable &
Wearable
Internet of
Things
External Use

Next Steps
•
Close expected in second half of 2015
•
Until then, Freescale and NXP will operate as separate companies
•
Our complete focus remains on delighting customers
•
Exceeding our 2015 commitments
Customer Focused Passion to WIN!
External Use

© 2014 Freescale Semiconductor, Inc. | External Use www.Freescale.com